                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)

           Information To Be Included In Statements Filed Pursuant To
      Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

                              (Amendment No. 1)(1)

                         THE PEREGRINE REAL ESTATE TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    713662013
                                 (CUSIP Number)

                                   James Evert
                            Assistant General Counsel
                   The Prudential Insurance Company of America
                       Four Embarcadero Center, Suite 2700
                         San Francisco, California 94111
                                November 18, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 713662013                    13D                     Page 1 of 2 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW JERSEY

                                             7        SOLE VOTING POWER
                                                      5,388,614

NUMBER OF SHARES
BENEFICIALLY OWNED                           8        SHARED VOTING POWER
BY EACH REPORTING PERSON WITH                         0

                                             9        SOLE DISPOSITIVE POWER
                                                      5,388,614

                                             10       SHARED DISPOSITIVE POWER
                                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                           5,388,614

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           23.9%

14       TYPE OF REPORTING PERSON*
                           BD, IC, IA

----------
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 713662013                     13D                    Page 2 of 2 Pages

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  GATEWAY RECOVERY TRUST

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]   (b) [x]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                                             7        SOLE VOTING POWER
                                                       3,744,652
NUMBER OF SHARES
BENEFICIALLY OWNED                           8        SHARED VOTING POWER
BY EACH REPORTING PERSON WITH                         0

                                             9        SOLE DISPOSITIVE POWER
                                                      3,744,652

                                             10       SHARED DISPOSITIVE POWER
                                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                           3,744,652

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.6%

14       TYPE OF REPORTING PERSON*
                           PN

----------
*SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

         The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust, d.b.a. WinShip Properties (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

 ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of

         (1) The Prudential Insurance Company of America, a New Jersey corporation ("Prudential").

         (2)   The Gateway Recovery Trust, a Delaware Business Trust
("Gateway").

         Prudential is a New Jersey corporation. Prudential is an insurance company. The address of Prudential is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

         Gateway is a Delaware business trust which owns debt and equity securities. Prudential is the asset manager and principal beneficiary of Gateway. The address of Gateway is Four Gateway Center, 9th Floor, Newark, New Jersey 07102.

         (a)-(c) & (f)

         (i) The executive officers of Prudential are listed below. The principal business address for each executive officer is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS

Arthur F. Ryan                     Chairman of the Board, Chief
                                   Executive Officer and
                                   President

E. Michael Caulfield               Executive Vice President,
                                   Planning & Risk Management

Michele S. Darling                 Executive Vice President,
                                   Human Resources

Robert C. Golden                   Executive Vice President,
                                   Operations & Systems

Mark B. Grier                      Executive Vice President,
                                   Corporate Governance

Jean D. Hamilton                   Executive Vice President,
                                   Institutional

Rodger A. Lawson                   Executive Vice President,
                                   Prudential International Investments

Kiyofumi Sakaguchi                 President, Prudential International Insurance

John V. Scicutella                 Chief Executive Officer,
                                   Prudential Individual Insurance & Investments

John R. Strangfeld                 Chief Executive Officer,
                                   Prudential Global Private Asset Management

         Schedule I attached hereto and incorporated herein sets forth with respect to each director of Prudential his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         Prudential is the asset manager of Gateway and, as such, has discretion to make substantially all decisions with respect to the debt and equity securities owned by Gateway. In addition, Prudential is the principal beneficiary of Gateway. Prudential's executive officers and directors are as set forth elsewhere herein. The sole trustee of Gateway is Chase Manhattan Bank Delaware. The address of Chase Manhattan Bank Delaware is 1201 Market Street, Wilmington, Delaware 19801.

               (d)-(e)

         During the last five years, neither Prudential, Gateway nor, to the best of their knowledge, any of their respective executive officers, trustees or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Shares were acquired pursuant to a letter agreement dated November 2, 1998 wherein the holders of all of the Issuer's preferred shares of beneficial interest (the "Preferred Shares") agreed to exchange each Preferred Share for 1.0541145 Common Shares. Such transaction effectively accelerated the mandatory conversion of the Preferred Shares which was anticipated to occur in April 1999. There was no other consideration involved in the acquisition of the Common Shares.

ITEM 4.    PURPOSE OF TRANSACTION.

         On November 2, 1998, certain entities related to The TCW Group, Inc. (the "TCW Related Entities"), certain entities of which Oaktree Capital Management, LLC is the general partner (the "Oaktree Entities"), and Gateway and Prudential (collectively, the "Prudential Entities") entered into a letter agreement with the Issuer pursuant to which the TCW Related Entities, the Oaktree Entities and the Prudential Entities agreed to an accelerated conversion of the Preferred Shares into Common Shares. The exchange was consummated on November 18, 1998. As a result of the transaction, all of the issued and outstanding Preferred Shares were converted into Common Shares at a ratio of
1.0541145 Common Shares for each outstanding Preferred Share.

         The Issuer has indicated that it is evaluating the possibility of a plan of reorganization that would change the form of entity of the Issuer and its state of organization and reduce the number of shareholders of the Issuer. At such time as the Issuer proposes such a reorganization, the Prudential Entities will also evaluate such a reorganization and may, depending upon the terms of such a transaction, vote their Common Shares to approve such a transaction.

         The Prudential Entities intend to review on a continuing basis their respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Prudential Entities may, from time to time, retain or sell all or a portion of its holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that the Prudential

Entities might undertake with respect to the Common Shares will be dependent upon their review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

         The Prudential Entities plan to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by the Prudential Entities to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Issuer one or more restructuring options.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) Prudential directly holds 1,643,962 shares of the Issuer's Common Shares in a separate account and may be deemed to beneficially own an additional 3,744,652 shares of the Issuer's Common Shares owned by Gateway, for a total of 5,388,614 Common Shares or approximately 23.9% of the Issuer's outstanding Common Shares.

         Gateway beneficially owns 3,744,652 of the Issuer's Common Shares or approximately 16.6% of the Issuer's outstanding Common Shares.

         (b) Prudential has the sole power to vote and dispose, or direct the disposition, of 5,388,614 of the Issuer's Common Shares, including the sole power to direct the voting and disposition of Gateway's Common Shares in its capacity as asset manager and principal beneficiary of Gateway.

         (c) On November 2, 1998, the TCW Related Entities, the Oaktree Entities and the Prudential Entities entered into a letter agreement with the Issuer in which the TCW Related Entities, the Oaktree Entities and the Prudential Entities agreed to exchange each of their Preferred Shares for 1.0541145 Common Shares. As a result, on November 18, 1998, Prudential received 1,435,353 Common Shares in exchange for 1,361,667 Preferred Shares, and Gateway received 3,270,723 Common Shares in exchange for 3,102,816 Preferred Shares.

         Except as discussed above, neither Prudential, Gateway nor, to the best of their knowledge, any of their respective officers, trustees or directors have effected any other transactions involving the Issuer's Common Shares during the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 30, 1997, the TCW Related Entities and Prudential entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as Prudential identified an individual to serve as a trustee on the Board of Trustees of the Issuer, the TCW Related Entities would (i) use commercially reasonable efforts to cause a Trustee of the Issuer nominated by TCW Related Entities to resign and (ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by Prudential to the Board of Trustees of the Issuer. Although not parties to the letter agreement, the Oaktree Entities subsequently indicated that they intended to vote their Common Shares in favor of the trustee nominated by Prudential.

         At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees as the designee of Prudential.

         On November 2, 1998, the Prudential Entities, the TCW Related Entities and the Oaktree Entities entered into a letter agreement with the Issuer in which the Prudential Entities, the TCW Related Entities and the Oaktree Entities agreed to exchange their Preferred Shares for Common Shares. The exchange of the Preferred Shares for Common Shares was effected to accelerate the mandatory conversion of such Preferred Shares anticipated to occur in April 1999. As a result of the exchange transaction, on November 18, 1998, all of the issued and outstanding Preferred Shares were converted into Common Shares at a ratio of
1.0541145 Common Shares for each outstanding Preferred Share.

         Prudential directly holds 1,643,962 of the Common Shares in a separate account. Prudential receives a fee with respect to the Common Shares held in the separate account. Gateway holds an additional 3,744,652 Common Shares. Prudential is the asset manager and principal beneficiary of Gateway and, in its capacity as asset manager, has the sole power to direct the voting and disposition of the Common Shares held by Gateway. Prudential, as asset manager of Gateway, receives a fee for managing the assets of Gateway. An additional 495 Common Shares are held by Prudential Securities, Inc., a Delaware corporation and subsidiary of Prudential. Prudential also receives a fee with respect to the Common Shares held in the separate account.

         The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of the shares held by any entity other than Prudential or shares held by Prudential in a separate account.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 1         Joint Filing Agreement.

EXHIBIT 2 Letter Agreement among the TCW related entities, the Oaktree Entities, the Prudential Entities and the Issuer dated November 2, 1998.

                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth herein, complete and correct.

Dated as of the 25th day of November 1998.

THE PRUDENTIAL INSURANCE COMPANY
OF AMERICA

By:   /S/  PAUL MEIRING
   ----------------------------
     Paul Meiring
     Vice President

GATEWAY RECOVERY TRUST

By:      The Prudential Insurance Company
         Of America, its Asset Manager

By:      /S/  PAUL MEIRING
   ----------------------------
     Paul Meiring
     Vice President

                                   SCHEDULE I

              DIRECTORS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

DIRECTORS

Each director is a citizen of the United States of America unless otherwise specified below:

                               Principal Occupation
Name                           Title                                  Address
----------------------------  --------------------------------------- --------------------------------------
Franklin E. Agnew              Business Consultant                    One Mellon Bank Center
                                                                      Suite 2120
                                                                      Pittsburgh, PA  15219

Frederic E. Becker             President                              Wilentz Goldman & Spitzer
                                                                      90 Woodbridge Center Drive
                                                                      Suite 900
                                                                      Woodbridge, NJ  07095

Gilbert F. Casellas            Partner                                McConnell Valdes LLP
                                                                      1717 Pennsylvania Avenue NW, Suite 625
                                                                      Washington, D.C. 20006

James G. Cullen                President and CEO                      Bell Telecom Atlantic Corp.
                                                                      1310 North Court House Road,
                                                                          11th Floor
                                                                      Arlington, VA  22201

Carolyne K. Davis              Independent Health Care Advisor,       Ernst & Young
                               Scholar in Residence                   1225 Connecticut Avenue, NW
                               Cornell University                     Washington, DC  20036

Roger A. Enrico                Chairman and CEO                       PepsiCo
                                                                      14841 North Dallas Parkway
                                                                      Dallas, TX  75240

Allan D. Gilmour               Retired Vice Chairman,                 The Prudential Insurance
                               Ford Motor Company                         Company of America
                                                                      751 Broad Street
                                                                      Newark, NJ  07012-3777

William H. Gray III            President and CEO                      United Negro College Fund,
                                                                          Inc.
                                                                      8260 Willow Oaks Corp. Drive
                                                                      P.O. Box 10444
                                                                      Fairfax, VA  22031-4511

Jon F. Hanson                  Chairman                               Hampshire Management Company
                                                                      235 Moore Street,
                                                                      Suite 200
                                                                      Hackensack, NJ  07601

Glen H. Hiner                  Chairman and CEO                       Owens-Corning Corporation
                                                                      One Owns Corning Parkway
                                                                      Toledo, OH  45659

Constance J. Horner            Guest Scholar                          The Brookings Institution
                                                                      1775 Massachusetts
                                                                          Avenue, NW
                                                                      Washington, DC  20036-2188

Gaynor N. Kelley               Retired Chairman                       Perkins Elmer Corporation
                                  and CEO                             751 Broad Street, 23rd Floor
                                                                      Newark, NJ  07102

Burton G. Malkiel              Professor of Economics                 Princeton University
                                                                          Dept. of Economics
                                                                      110 Fisher Hall
                                                                      Prospect Avenue
                                                                      Princeton, NJ  08544-1021

Arthur E. Ryan                 Chairman, CEO                          The Prudential Insurance
                               and President                              Company of America
                                                                      751 Broad Street
                                                                      Newark, NJ  07102

Ida S. Schmertz                Principal                              Investment Strategies
                                                                          International
                                                                      751 Broad Street, 23rd Floor
                                                                      Newark, NJ  07102

Charles R. Sitter              Retired President                      Exxon Corporation
                                                                      225 East John W.
                                                                      Carpenter Freeway
                                                                      Irving, TX  75602

Donald L. Staheli              Retired Chairman and CEO               Continental Grain Company
                                                                      277 Park Avenue
                                                                      New York, NY  10172

Richard M. Thomas              Retired Chairman and CEO               The Toronto-Dominion Bank
  (Canadian Citizen)                                                  P.O. Box 1
                                                                      Toronto-Dominion Centre
                                                                      Toronto, Ontario
                                                                      Canada M5K  1A2

James A. Unruh                 Retired Chairman and CEO               Unisys Corporation
                                                                      Township Line and Union
                                                                          Meeting Roads
                                                                      P.O. Box 500
                                                                      Blue Bell, PA  19424-0001

P. Roy Vagelos, M.D.           Retired Chairman and CEO               Merck & Co., Inc.
                                                                      One Crossroads Drive
                                                                      Building A, 3rd Floor
                                                                      Bedminster, NJ  07921

Stanley C. Van Ness,           Partner                                Herbert, Van Ness, Cayci & Goodell
Esq.                                                                  22 Chambers Street
                                                                      Princeton, NJ  08542



Paul A. Volcker                Director and Consultant to various     Wolfensohn & Co., Inc.
                               companies                              599 Lexington Avenue
                               Former Chairman                        New York, NY  10022

Joseph H. Williams             Director                               The Williams Companies, Inc.
                                                                      One Williams Center
                                                                      Tulsa, OK  74172